Filed by Lakeland Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Lakeland Bancorp, Inc.

Commission File No. 000-17820

Lakeland Bank®

Merger Communication Materials
September 26, 2022

Merger Communication Materials

KEY MESSAGES

Overall

•

Lakeland Bank has announced it will merge with Provident Bank in a strategic partnership guided by a shared philosophy to combine the strengths and talent of two great organizations. The combined entity will be known as Provident Bank.

•	We are excited that both organizations have like-minded cultures with a shared vision, values and commitment to associates, customers and the community.

•	This partnership creates a top-tier New Jersey/Tri-State area super-community bank to continue serving the diverse needs of customers across New Jersey, New York, and Eastern Pennsylvania.

•

There are significant benefits to this merger. We will continue to be a relationship-oriented bank, combining two strong management teams and boards. Our geographic footprints align well and provide greater scale, allowing the combined bank to continue to deepen its presence in our core market. It leverages the strength of our combined business offerings: Wealth, Insurance, ABL and Warehouse Lending, and provides opportunity for an expansion of products and services and investment in technology to serve our customers.

•

The transaction is expected to close in Q2 2023. Customers of Provident Bank and Lakeland Bank will not notice any immediate changes, and both banks will continue to conduct business as usual. Our customers will continue to experience our same great service. Any future changes will be communicated early and often.

Executive Leadership - Topline

•

The Executive Leadership Team reflects a combination of the two organizations. Tony Labozzetta, Provident Bank’s Chief Executive Officer and President, will continue to serve in this role. Tom Shara, Lakeland Bank’s President and CEO, will serve as Executive Vice Chairman of the Board of Directors, and Chris Martin, Provident Bank’s current Executive Chairman, will continue to serve as Executive Chairman of the Board.

•	The combined company’s board of directors will have sixteen directors, consisting of nine directors from Provident Bank and seven directors from Lakeland Bank.

•	The administrative headquarters will be Provident Bank’s existing headquarters in Iselin, New Jersey.

Potential Impact to Associates

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Change represents opportunity and this merger is no exception. Both organizations, like many businesses, have had challenges filling vacant positions. The combined organization allows us to address these staffing gaps while also providing ample opportunity for associates to have new and expanded roles throughout the organization.

•

We recognize that there will be branch consolidation in select areas. Please keep in mind that historically, we have taken great care in our approach to branch consolidation, reallocating staff to other areas within the organization when possible. The keys to the success of the organization will come from the skill and experience of the combined team. We consider our associates our most important asset and commit to communicate clearly and continuously throughout this process.

•

Our work in building the combined team starts now. We will provide a more detailed timeline and continuous update of information as it becomes available in the coming days and weeks and throughout this process.

•	We appreciate your patience and understanding.

Merger Communication Materials

Executive Leadership – Detailed

•

The Executive Leadership Team reflects a combination of the two organizations. Tony Labozzetta, Provident Bank’s President and Chief Executive Officer, will continue to serve in this role. Tom Shara, Lakeland Bank’s President and CEO, will serve as Executive Vice Chairman of the Board of Directors, and Chris Martin, Provident Bank’s current Executive Chairman, will continue to serve as Executive Chairman of the Board.

•	The combined company’s board of directors will have sixteen directors, consisting of nine directors from Provident Bank and seven directors from Lakeland Bank.

•	Reporting to Tony on the combined company executive team will be:

•	Leaders of the four business lines:

•	Vito Giannola in the role of Chief Banking Officer

•	George Lista continuing in the role of President, Provident Protection Plus

•	Valerie Murray continuing in the role of Chief Wealth Officer and President of Beacon Trust, and

•	John Rath, currently the Chief Lending Officer of Lakeland Bank, will lead the Commercial Bank for the combined company as Chief Lending Officer

•	Leaders of the functional teams will be

•	Jim Christy, Chief Risk Officer

•	Tom Lyons, Chief Financial Officer

•	Ben MacDougall, General Counsel

•	Tim Matteson, currently the Chief Administration Officer of Lakeland Bank will be the Chief Administration Officer for the combined company

•	Jim Nigro, currently the Chief Risk Officer of Lakeland Bank, will lead the Credit function for the combined organization as Chief Credit Officer

•	Carolyn Powell, Chief HR Officer

•	Ravi Vakacherla, Chief Digital and Innovation Officer

•	The changes to the Executive Leadership Team will be effective the date of legal close.

•	With the changes to the Executive team:

•	Ron Schwarz has agreed to continue in his role as Chief Operating Officer through legal close to ensure a smooth integration and will be involved in all decision making as part of the integration team

•	Our other Lakeland Bank EVPs are evaluating senior roles within the combined organization

•	We will continue to work closely together as an executive team committed to the success of the merger through the legal close, integration and beyond.

Merger Communication Materials

EMAIL TO ASSOCIATES FROM TOM SHARA

Good morning.

Today marks another chapter in the growth of Lakeland Bank. I am happy to announce that we will merge with Provident Bank in a strategic partnership guided by a shared philosophy to combine the strengths and talent of two great organizations. The combined entity will be known as Provident Bank, with administrative headquarters residing in their existing headquarters in Iselin, New Jersey.

We are excited that both organizations have like-minded cultures with a shared vision, values and commitment to associates, customers and the community. The Executive Leadership Team consists of a combination of our two organizations. Tony Labozzetta, Provident Bank’s President and Chief Executive Officer, will continue to serve in this role. I will serve as Executive Vice Chairman of the Board of Directors, and Chris Martin, Provident Bank’s current Executive Chairman, will continue to serve as Executive Chairman of the Board. The combined company’s board of directors will have sixteen directors, consisting of nine directors from Provident Bank and seven directors from Lakeland Bank.

This partnership creates a top-tier New Jersey/Tri-State area super-community bank to continue serving the diverse needs of customers across New Jersey, New York, and Eastern Pennsylvania.

There are significant benefits to this merger. We will continue to be a relationship-oriented bank, combining two strong management teams and boards. Our geographic footprints align well and provide greater scale, allowing the combined bank to continue to deepen its presence in our core market. It leverages the strength of our combined business offerings: Wealth, Insurance, ABL and Warehouse Lending, and provides opportunity for an expansion of products and services and investment in technology to serve our customers.

The transaction is expected to close in Q2 2023. Customers of Provident Bank and Lakeland Bank will not notice any immediate changes, and both banks will continue to conduct business as usual.

Change represents opportunity and this merger is no exception. Both organizations, like many businesses, have had challenges filling vacant positions. The combined organization allows us to address these staffing gaps while also providing ample opportunity for associates to have new and expanded roles throughout the organization. Our work in building the combined team starts now.

We will provide a more detailed timeline in the coming days and weeks and throughout this process. We believe the keys to the success of the organization will come from the skill and experience of the combined team.

Below are links to today’s investor call, press release and anticipated frequently asked questions (FAQs):

Link to investor call

Link to press release

Link to FAQs

There will be many more details to follow. We appreciate your patience and thank each of you for your ongoing commitment to serving our customers, our communities and each other.

Merger Communication Materials

FAQ

MERGER-RELATED QUESTIONS:

1.	Is this an acquisition or a merger?

Provident Bank and Lakeland Bank are combining in a strategic partnership guided by a shared philosophy to combine the strengths and talent of two great organizations. Through this transaction, Provident Bank will become a ~$25 billion organization, solidifying its position as the largest, locally-headquartered community bank in New Jersey and a premier financial services institution, but will be owned in nearly equal amounts by the shareholders of both Lakeland Bank (~42%) and Provident Bank (~58%).

2.	What is the Leadership Structure? What will be the bank’s name?

Tony Labozzetta, Provident Bank’s Chief Executive Officer and President, will continue to serve in this role. Tony, in partnership with Tom Shara and Chris Martin, will lead the combined bank, which will maintain the Provident Bank name. The executive team reflects a combination of our two organizations.

3.	Why this combination of companies? What makes the two organizations attractive strategic partners for the other?

Lakeland Bank and Provident Bank are respected banks with strong leadership and quality, experienced bankers. Both organizations share like-minded cultures with a focus on the associate and customer experience. Like Lakeland Bank, Provident Bank is rooted in the communities we serve and dedicated to the region. Additionally, our geographic footprints align well and provide greater scale, allowing the combined bank to continue to deepen its presence in our core market. The resulting company also leverages the strength of our combined fee-based business lines: Wealth, Insurance, ABL and Warehouse Lending. These combined strengths will result in value creation for shareholders, customers and our community.

4.	What will be the asset size of combined companies?

The resulting company will have total assets of ~$25 billion dollars. With this merger, Provident Bank solidifies its position in the market and as the largest, locally-headquartered community bank in New Jersey.

5.	What kind of regulatory approval is needed for this deal? Do you expect to get it? When?

The transaction has been unanimously approved by the Board of Directors of each company and is subject to shareholder and regulatory approval and other customary closing conditions. We do not anticipate any issues at this time, and the approvals should occur over the coming months.

6.	What about shareholder approval? What is needed and when?

The transaction has been unanimously approved by the Board of Directors of each company and is subject to shareholder and regulatory approval and other customary closing conditions.

7.	When will the Lakeland Bank facilities rebrand under the Provident Bank name?

The transaction is expected to close in Q2 2023 with a full conversion of systems expected in the months following legal close in 2023. In the meantime, customers of both organizations will not notice any immediate changes in how we operate.

Merger Communication Materials

8.	Where will the company’s headquarters be?

The administrative headquarters will be Provident Bank’s existing headquarters at 111 Wood Ave South in Iselin, NJ.

CUSTOMER-RELATED QUESTIONS:

9.	How does this affect customers? Will anything change for them immediately?

We will continue to be a relationship-oriented community bank. Customers of Lakeland Bank and Provident Bank will not notice any immediate changes, and both banks will continue to conduct business as usual. Any future changes will be communicated early and often. Our customers will continue to experience our same great service.

10.	How will customers access their accounts and reach bank associates if they need help?

The same way they do now. We are always here to answer any questions or concerns our customers may have.

11.	Do you anticipate branch closings?

We will be evaluating where there is overlap and we will be consolidating some branches. Any branch consolidations will be done with careful thought and great consideration with limited impact on the local community. Our goal is to provide our customers the access they need –whether that is in a branch or through technology.

ASSOCIATE/STAFFING-RELATED QUESTIONS:

12.	Will any Lakeland Bank senior leaders join Provident Bank? If so, who and in what roles?

Tom Shara, Lakeland Bank’s Chief Executive Officer will serve as Executive Vice Chairman. In this role, he will focus on integration, client relationships, and future M&A as part of our strategic growth strategy. The executive team reflects our shared philosophy to combine the strengths and talent of two great organizations and includes leadership from both organizations. Information on other positions will be shared as soon as possible.

13.	Why were these leaders selected?

Tom Shara and Tony Labozzetta considered the experience and capabilities of each executive and selected the individuals they saw as best suited to meet the strategic objectives of the combined organization. Information on other positions will be shared as soon as possible.

14.	What is organization’s commitment to diversity in bank leadership after this deal?

Both organizations are committed to fostering a culture of diversity, equity and inclusion that reflects the region in which we live and work and the communities that we serve.

15.	Why is the executive leadership team not more diverse?

The executive leaders were selected from the two leadership teams based on their skills, experience and capability to lead the organization in the next phase of our strategic plan. We continue to be committed to developing a diverse group of future leaders and to create opportunities for our high performing team members to reach their career aspirations.

16.	What does this mean for me?

For all of us, this change represents opportunity. Both organizations, like many businesses, have had challenges filling vacant positions. The combined organization allows us to address these staffing gaps while also providing opportunity for associates to have new and expanded roles throughout the organization. The keys to success will come from the skill and experience of the combined team.

Merger Communication Materials

17.	Will there be changes to jobs, any impact to associates or reporting structures?

As we bring together the two organizations, we expect there to be some displacement of people due to duplication of roles or changes to the organizational structure. It is too early to know the specific employee impact. The new executive team will be working closely with HR to determine roles and individual assignments. That work starts now. We will communicate often and early as decisions are made.

We recognize that this can be unsettling, but please know our goals are to minimize impact, make the best business decisions and be as transparent as we can be. For now, we ask that you continue to focus on your job and provide our customers with the great service they are accustomed to receiving from us. This is a thoughtful process that will take time to complete.

18.	What happens if my position is eliminated?

We are committed to providing staff that are separated with appropriate separation benefits. There may be other roles in the organization that are well suited to your skills and capabilities. Any specifics will be addressed with individuals that are impacted.

19.	Could my role change or could I be assigned a new position? If I don’t like my new role, can I post for a different role?

Yes, it is possible that roles will change based on business needs. If your position is impacted in this way, you will be communicated with and have the opportunity to consult with HR on your options, including options to post for roles, if you meet the qualifications for the role and are eligible to post based on our policy.

20.	Will there be changes to reporting structures?

As you see with the executive team announcement, we expect to see integration of teams including management across the organization. The executive team will be working closely with HR on people placements. We are committed to communicating to you as quickly as possible as decisions are made. This is a thoughtful process that will take time to complete. We will provide updates over the next several weeks as we confirm the direct reports to the executive team and other positions. Not every decision can be made in that time frame, but we will do our best to communicate your specific situation to you as quickly as possible.

21.	Will my compensation be affected?

We will continue with our customary compensation practices at this time. Both organizations are committed to a pay for performance philosophy. We are currently reviewing the compensation programs of each organization to understand the best way to bring the organizations together.

22.	Will I be required to change work locations? If I have a remote work or hybrid work arrangement, will that change?

The two organizations share a similar geography. We are currently studying our respective facilities footprint to understand the most effective and efficient operating model for the combined organization. This includes where our associates work today. If there are changes to locations that impact you, we will inform you as soon as possible.

Merger Communication Materials

Both organizations have a similar flexible work arrangements policy where remote or hybrid work arrangements are role dependent. If your role allows for a flexible work arrangement, we have no intention of changing that at this time. As noted in our current policies, you may be asked to attend on-site meetings for training or collaboration purposes. This will be arranged within your teams by your manager.

23.	When will we meet people from the other company?

We have already begun introducing people at the executive levels. As we work towards a close date expected in Q2 2023, integration teams will be formed and bring together stakeholders from across the organization. While many of you will be asked to participate in integration, not everyone will need to be involved. This is very much role dependent. More information will be forthcoming on integration teams in the coming weeks.

24.	How long will the system integration process take?

We expect the system integration process will be completed in the months following legal close in 2023.

25.	Will our current system and processes change?

The options for our future technology platform and associated processes are currently being studied to determine the optimal solution for the combined organization. More information will be communicated as soon as decisions are made.

26.	What policies and procedures will be changing?

We are currently reviewing corporate policies, and we will work towards merging the best practices of each organization over the coming months.

27.	What will the culture of the new company be like?

It was very important to us in considering this deal that the culture of our two organizations be fundamentally aligned. We are both committed to the associate experience and living by our guiding principles and core values. We are both community bankers at heart, committed to our customers and the communities we serve. That commitment will continue to be our guidepost in our new combined entity.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Provident’s and Lakeland’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; Provident and Lakeland do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Provident and Lakeland. Such statements are based upon the current beliefs and expectations of the management of Provident and Lakeland and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Provident or Lakeland; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Provident and Lakeland to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Provident and Lakeland do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Lakeland’s operations and those of Provident; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Provident’s and Lakeland’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Provident’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Provident and Lakeland to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Provident and Lakeland; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on Provident, Lakeland and the proposed transaction; and the other factors discussed in the “Risk Factors” section of each of Provident’s and Lakeland’s Annual Report on Form 10-K for the year ended December 31, 2021, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Provident’s and Lakeland’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, and other reports Provident and Lakeland file with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Provident will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Provident and Lakeland, which also constitutes a prospectus of Provident, that will be sent to stockholders of Provident and shareholders of Lakeland seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF PROVIDENT AND LAKELAND AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PROVIDENT, LAKELAND AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Provident and Lakeland, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Provident will be made available free of charge in the “SEC Filings” section of Provident’s website, https://investorrelations.provident.bank/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Lakeland will be made available free of charge in the “Investor Relations” section of Lakeland’s website, https://investorrelations.lakelandbank.com/, under the heading “Documents.”

Participants in Solicitation

Provident, Lakeland, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Provident’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 18, 2022, and certain other documents filed by Provident with the SEC. Information regarding Lakeland’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 7, 2022, and certain other documents filed by Lakeland with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.